PepsiCo, Inc. (PEP)

Voluntary submission by

Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021

Shareholder, PepsiCo, Inc.

Shareholder Alert

Proposal 4 is the most important item on the ballot!

Please ask Daniel Vasella, the Chairman of the PepsiCo Governance Committee, to take the steps necessary to pass proposal 4  – the most important item on the ballot:

Proposal 4 – Proposed Amendments to Articles of Incorporation to Eliminate Supermajority Voting Standards

Proposal 4  is the most important item on the ballot because it is the only management item on the ballot that might not obtain the necessary votes.

Due to antiquated corporate governance at PepsiCo this item needs 67% of the vote from every last share of PepsiCo stock in the attic.

A share that is not voted is the same as a share that votes no.

It is puzzling that the Directors did not alert shareholders in their text in favor of this proposal that it was critical to obtain a challenging 67% vote or this important item would fail. A shareholder would need to read a further 10-pages in the proxy to learn of the challenging 67% vote needed.

Apparently Mr. Vasella can be contacted through:

investor@pepsico.com

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote for Proposal 4  by following the instructions provided in the management proxy mailing.